April 6, 1998





Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.



Attention:  Filing Desk
Stop 1-4
Washington, DC 20549-1004

RE:  The Connecticut Light and Power Company
     Western Massachusetts Electric Company
     Northeast Nuclear Energy Company
     File No. 70-6907

Gentlemen:

Enclosed for filing on behalf of The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), and Northeast Nuclear Energy Company (NNECO) is a Certificate As To Partial Consummation Of Transaction under Rule 24 of the Public Utility Holding Company Act of 1935 with respect to the calculation of the composite return on equity NNECO will use in 1997 for purposes of billing CL&P and WMECO under the Amended and Restated Millstone Plant Agreement.

                               Very truly yours,

                               /s/ John J. Roman

                                   John J. Roman
                                   Vice President and Controller

Enclosures




                     UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

------------------------------------------------
                                               )
In the Matter of                               )
                                               )
THE CONNECTICUT LIGHT AND POWER COMPANY        )
NORTHEAST NUCLEAR ENERGY COMPANY               )
Berlin, Connecticut                            )
                                               )
CERTIFICATE AS TO                              )
MASSACHUSETTS ELECTRIC COMPANY                 )
PARTIAL CONSUMMATION                           )
West Springfield, Massachusetts                )
                                               )
OF TRANSACTION                                 )
File No. 70-6907                               )
                                               )
(Public Utility Holding Company Act            )
of 1935)                                       )
                                               )
----------------------------------------------

      Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO) and Northeast Nuclear Energy Company (NNECO), referred to collectively herein as the Companies, hereby submit this certification in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration (the Application) filed by the Companies in this proceeding, and of the order dated December 6, 1983 of the Commission with respect thereto (the Order).

      In accordance with the terms of the Application and Order, the Companies hereby submit Exhibit 1, Computation of NNECO's 1997 Equity Return.

Dated:   March 31, 1998


                        THE CONNECTICUT LIGHT AND POWER COMPANY
                        WESTERN MASSACHUSETTS ELECTRIC COMPANY
                        NORTHEAST NUCLEAR ENERGY COMPANY


                         By   /s/ John J. Roman
                                  John J. Roman
                                  Their Vice President and Controller







                                                            Exhibit 1

                 COMPUTATION OF NNECO'S 1997 EQUITY RETURN


Effective January 1, 1998 the composite return on equity (ROE) that NNECO will use in its billing to CL&P and WMECO for the calendar year 1998 is as follows:

                                            Composite
                ROE*      Ownership           ROE
   CL&P         11.7%   x    81%      =      9.48%

   WMECO        12.0%   x    19%      =      2.28%


                                            ------

       TOTAL                                11.76%
                                            ======

*These ROE rates are the ROEs authorized by the respective retail rate regulators in the rate decisions most recently decided before December 31, 1997. Abstracts from those decisions are attached hereto as Exhibit 1-a (CL&P) and Exhibit 1-b (WMECO).





                                                     Exhibit 1-a

Docket No. 92-11-11


reduction to bills commencing April 1 of the succeeding year in a manner to be approved by the DPUC. To the extent that CL&P's actual ROE for any such 12 month period falls below 10.7 percent, CL&P will decelerate the mitigation of such regulatory and strandable assets provided for in paragraph 7 as it may choose in amounts sufficient to produce a 10.7 percent ROE, provided however, that CL&P shall not decelerate the minimum annual amortizations in paragraph 7. In the event that after utilizing the maximum permitted deceleration of regulatory and strandable assets, CL&P projects that its ROE for the calendar year 1997 will fall below 8.7 percent, CL&P shall be permitted to file for a rate increase under the provisions of C.G.S. paragraphs 16-19 with an effective date for new rates commencing in that year notwithstanding the rate freeze in paragraph 1. CL&P's right to file for a rate increase to become effective after calendar year 1997 shall not be affected by this Agreement. CL&P's "allowed" ROE shall remain at the currently approved level of 11.7 percent during the period of the rate freeze in paragraph 1.

     (b) For the purpose of calculating CL&P's ROE under the provisions of this paragraph, all such calculations shall be made on a cost of capital basis consistent with the DPUC's uniform system of accounts and the definitions of operating income and rate base in Docket No. 92-11-11, and shall be after the target mitigation of regulatory and strandable assets in paragraph 7. For the purpose of such calculations the following amounts shall be excluded: (i) any incremental NRC billings as a result of the Millstone Station being placed on the "watch list";
(ii) to the extent presently excluded by CL&P, and as commented upon favorably in the DPUC's investigation of utility company executive compensation (Docket No. 96-02-03), executive incentive expense;
(iii) the impact of any incentive mechanisms such as a "deadband" that the

                                                     Exhibit 1-b

D.P.U. 91-290                                        Page 3


or rate design (id., p. 1).

     The Company and the Attorney General agree that for purposes of calculating the Allowance for Funds Used During Construction and inter- and intra-class cost allocations in this case, a rate of return on common equity of 12.00 percent shall be used (id., para. 2.3).

     The Attorney General and WMECO stipulate that if the merger with Public Service of New Hampshire is completed, the Company will serve on the Department and the Attorney General all reports of direct and allocated administrative and general, operations and maintenance, and Northeast Utility Service Company charges billed to each of the Northeast Utility subsidiaries, when those reports are filed with the Connecticut Department of Public Utility Control. Pursuant to the stipulation, the Company will also serve on the Attorney General and the Department all orders by the Connecticut Department of Public Utility Control regarding the ratemaking adjustments to reflect the system-wide apportionment of off-system capacity sales. In addition, the Attorney General and WMECO agree to notify the Department and Attorney General in advance of any proposed changes to the sharing agreement or the capacity transfer agreements that govern certain power transactions among the Northeast Utility system companies (i.d., para. 2.6).